UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-50231
Federal National Mortgage Association
(Exact name of registrant as specified in its charter)
Fannie Mae
1100 15th Street, NW
Washington, DC 20005
(800) 232-6643
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series 2008-1, stated value $50 per share
(Title of each class of securities covered by this Form)
Common Stock, without par value
8.25% Non-Cumulative Preferred Stock, Series T, stated value $25 per share
Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series S, stated value $25 per share
7.625% Non-Cumulative Preferred Stock, Series R, stated value $25 per share
6.75% Non-Cumulative Preferred Stock, Series Q, stated value $25 per share
Variable Rate Non-Cumulative Preferred Stock, Series P, stated value $25 per share
Variable Rate Non-Cumulative Preferred Stock, Series O, stated value $50 per share
5.375% Non-Cumulative Convertible Series 2004-1 Preferred Stock, stated value $100,000 per share
5.50% Non-Cumulative Preferred Stock, Series N, stated value $50 per share
4.75% Non-Cumulative Preferred Stock, Series M, stated value $50 per share
5.125% Non-Cumulative Preferred Stock, Series L, stated value $50 per share
5.375% Non-Cumulative Preferred Stock, Series I, stated value $50 per share
5.81% Non-Cumulative Preferred Stock, Series H, stated value $50 per share
Variable Rate Non-Cumulative Preferred Stock, Series G, stated value $50 per share
Variable Rate Non-Cumulative Preferred Stock, Series F, stated value $50 per share
5.10% Non-Cumulative Preferred Stock, Series E, stated value $50 per share
5.25% Non-Cumulative Preferred Stock, Series D, stated value $50 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*
*The 8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series 2008-1, automatically converted pursuant to its terms into common stock in 2011, and therefore there are no longer any shares of this series of preferred stock outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal National Mortgage Association has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Federal National Mortgage Association

	By:	/s/ Stephen H. McElhennon
	Name:	Stephen H. McElhennon
	Title:	Senior Vice President and Deputy General Counsel
Date: June 5, 2020